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FILE NO: 75392.3
January 15, 2010
VIA EDGAR
Ms. Sonia Gupta Barros
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Chatham Lodging Trust Amendment No. 3 to Registration Statement on Form S-11 (Registration No. 333-162889) Filed January 15, 2010
Dear Ms. Barros:
As counsel to Chatham Lodging Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-162889) (the “Registration Statement”) and the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the initial filing of the Registration Statement contained in your letter dated January 8, 2010.
For convenience of reference, each Staff comment contained in your January 8, 2010 comment letter is reprinted below in italics, is numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Kristi Marrone, Dan Gordon, and Jerard Gibson, a courtesy copy of this letter and two courtesy copies of Amendment No. 3, one copy of which has been marked to reflect changes made to Amendment No. 2 to the Registration Statement filed with the Commission on December 18, 2009 (the “Blackline”). The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this

Ms. Sonia Gupta Barros
January 15, 2010

response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
General
1.	Please revise your disclosure to clearly identify your promoters in accordance with Items 11 and 23 of Form S-11. Please also provide the nature and amount of anything of value received or to be received, directly or indirectly, by your promoters as required by Item 404(c) of Regulation S-K. See also Rule 405 of Regulation C. See also Instruction to Item 11.
RESPONSE: The Company has added disclosure on pages 55 and 67 in response to the Staff’s comment.
2.	We note your response to previous comment 1 and reissue that comment. Even though you are under contract to acquire six properties, you have yet to identify a significant amount of the properties you intend to acquire. Therefore, we continue to view your offering as a “blind pool” offering. In addition, because of the relationship of Mr. Fisher to Innkeepers and yourself, it appears that Innkeepers may be a “program” to which the prior performance requirements of Industry Guide 5 apply. To the extent you believe that Innkeepers is outside of the ten year period, please provide us additional information regarding when you believe the offering “closed.” We may have further comments upon reviewing your response.
RESPONSE: The Company’s counsel has discussed this comment with the SEC staff by telephone.
3.	Please revise your disclosure beginning on page 62 to discuss in greater detail the material provisions in your referenced documents that restrict the abilities of your manager, its employees and affiliates to partake in such activities as outlined in Item 25 of Form S-11. In particular, please clarify whether any director, officer, security holder or affiliate can (i) have any direct or indirect pecuniary interest in any investment to be acquired or disposed of by you or your subsidiaries and (ii) engage for their own account in business activities of the types conducted by you and your subsidiaries.
RESPONSE: The Company has added disclosure on page 64 in response to the Staff’s comment.
4.	We have referred your response to previous comment 5 to the Division of investment Management, which may have further comments.
RESPONSE: The Company notes the Staff’s comment.

Ms. Sonia Gupta Barros
January 15, 2010

5.	We note your response to our prior comment 9 and reissue that comment in part. Please remove the discussion of the enterprise value of Innkeepers at the time of its sale and of its growth from 7 hotels to 74 hotels.
RESPONSE: The Company has deleted the disclosure related to its total enterprise value at the time of its sale and its growth from 7 hotels to 74 hotels on page 3 in response to the Staff’s comment.
Risk Factors, page 9
General
6.	We reissue previous comment 12. Please review and revise your risk factors to ensure that each risk factor presents a single and separately identifiable risk. As an example, refer to your first risk factor beginning on page 11. The discretion that your executive officers retain in investing the offering proceeds is a separate risk than the amendment and/or of your investment policies.
RESPONSE: The Company has revised the disclosure throughout the “Risk Factors” section of the Registration Statement in response to the Staff’s comment.
If we are unable to timely complete the purchase of the initial acquisition hotels...page 10
7.	Refer to the second sentence of this risk factor. Please revise to remove this sentence, which mitigates the risk you are describing. Such mitigating language is not appropriate for the risk factors disclosure.
RESPONSE: The Company has deleted this sentence from page 10 in response to the Staff’s comment.
Use of Proceeds, page 31
8.	We reissue previous comment 18. Please revise to give a more accurate approximation of how long you expect it to take to invest the offering proceeds, considering the time necessary to meet the acquisition criteria set forth as part of your investment strategy.
RESPONSE: The Company has revised the disclosure on page 31 in response to the Staff’s comment.

Ms. Sonia Gupta Barros
January 15, 2010

Business, 39
9.	We note your response to our prior comment 21. Please describe in additional detail your methodology for calculating the total return of 318%.
RESPONSE: Factset Research Systems, the third party data source for the total return figure of 318%, has advised the Company that it calculates the compound total return of an issuer’s stock assuming [all cash dividends are reinvested to purchase additional stock of the issuer on the dividend ex-date (the date the current owner of the stock of record is entitled to receive the dividend). The formula for the calculation is as follows:
Compound Total Return = ((P(end_date) / P(start_date)) * ((1+(D(t1)/P(t1))) *
(1+(D(t2)/P(t2))) * ... * (1+(D(tn)/P(tn))))-1)
where:
▪	P = Price

▪	D = Dividend amount

▪	t1 = First ex-dividend date

▪	t2 = Second ex-dividend date

▪	tn = N ex-dividend date
For Innkeepers, the “end date” used by Factset for the calculation was the last trading day of its common shares (June 29, 2007) and the “start date” was the first trading day of its common shares (September 23, 1994).
The Company has clarified its disclosure on page 43 in response to the Staff’s comment.
Compensation Discussion and Analysis, page 57
Certain Relationships and Related Transactions, page 66
10.	We will continue to monitor your future amendments for compliance with previous comments 31 and 34.
RESPONSE: The Company notes the Staff’s comment and advises that it will provide any remaining information referenced in the Staff’s comments

Ms. Sonia Gupta Barros
January 15, 2010

in a subsequent amendment to the Registration Statement.
Financing policies, page 63
11.	We note your revised disclosure in response to previous comment 33; however, it remains unclear from your revisions whether there are limits on the amount of leverage you may use. Please revise as previously requested.
RESPONSE: The Company has revised the disclosure on page 63 in response to the Staff’s comment.
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-8
12.	Please clarify to us and in future filings how you arrived at offering proceeds of $193,990, and whether this includes the underwriters’ over-allotment.
RESPONSE: The Company has clarified the disclosure in Note (b) to the Company’s unaudited pro forma condensed consolidated balance sheet as of September 30, 2009, on page F-9 in response to the Staff’s comment.

Ms. Sonia Gupta Barros
January 15, 2010

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-8638 or Amos Barclay at (212) 309-1061.

Very truly yours, David C. Wright

cc:	Ms. Kristi Marrone Mr. Dan Gordon Mr. Jerard Gibson Mr. Jeffrey Fisher Julian T. H. Kleindorfer, Esq.